

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 5, 2017

Via E-mail
David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

> **Re: UQM Technologies, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2016**
> **Response Dated September 15, 2017**
> **File No. 001-10869**

Dear Mr. Rosenthal:

We have reviewed your September 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

Form 10-KT for the Transition Period Ended December 31, 2016

Backlog, page 6

1.   Reconcile your response to prior comment 1 with your disclosure that you expect to ship motor and controller backlog products over the next twelve months. Include in your response the specific facts that lead you to conclude that ITL will resolve the issues mentioned in your response during that time. Also, in future filings, disclose the amount of your backlog related to ITL.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   Reconcile your response to prior comment 1 with the information in your Form 8-K filed October 26, 2015 referring to a "guaranteed order quantity" and to "commitments" in years that are defined as beginning upon execution of the agreement. It remains unclear whether there has been a default under the agreement and whether you have remedies for default.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery